United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: BRIGHTCOVE, Inc.

2.	Name of person relying on exemption: TENZING GLOBAL Management, LLC

3.	Address of person relying on exemption: 388 Market Street Suite 860 San Francisco, CA 94111

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

TENZING GLOBAL URGES BRIGHTCOVE STOCKHOLDERS TO HOLD CEO AND BOARD ACCOUNTABLE FOR SIGNIFICANT UNDERPERFORMANCE BY VOTING AGAINST DAVID MENDELS AND DEREK HARRAR AT UPCOMING ANNUAL MEETING

The 2017 Annual Meeting Is Just 2 Days Away;

Vote to “WITHOLD ALL” on Proposal 1 on the Company’s Proxy Card

Calls for the Resignation of CEO David Mendels and Immediate Reconstitution of the Board

San Francisco – May 8, 2017 – Tenzing Global Management, LLC (“Tenzing Global”), a significant, long-term stockholder of Brightcove, Inc. (Nasdaq: BCOV) (“Brightcove” or the “Company) with an ownership stake of 4.2% of the shares outstanding, issued a statement today criticizing the Board for its failure to hold CEO David Mendels accountable for the substantial destruction of value that stockholders have suffered for over five years. Tenzing Global calls on fellow stockholders to reject the re-election of two directors to the Brightcove Board of Directors at the upcoming 2017 Annual Meeting of Stockholders by voting to “WITHHOLD ALL” on Proposal 1 (election of directors) on the Company’s Proxy Card.

Tenzing Global reminds stockholders that the 2017 Annual Meeting is just 2 days away. Stockholders must express their disappointment in the CEO and Board by a withhold vote against directors Mendels and Harrar. As recently as March, Tenzing Global’s stockholder director had been informed by the CEO that Q1 financial performance was tracking to plan, and had not been informed of any weakness in guidance. Based partially on that assurance, Tenzing Global withdrew its nominated alternative slate of directors. Less than 5 days before the Annual Meeting, stockholders learned the magnitude of the continued poor operating performance of the Company under this CEO.

Even though Brightcove has an archaic, democracy-unfriendly plurality voting standard in place for director elections, where just one vote in favor is enough to elect a director, Tenzing Global believes voter turnout against the 2 incumbent directors at this Wednesday’s 2017 Annual Meeting will send a clear message to the Board that immediate changes are required and that stockholders will not tolerate the status quo.

Tenzing Global urges stockholders to reject the following directors by voting to “WITHHOLD ALL” on Proposal 1 on the Company’s Proxy Card:

☐	David Mendels, Chief Executive Officer of Brightcove
☐	Derek Harrar, a director since January 2014

“Tenzing Global has met hundreds of great management teams and boards, with whom we have formed long-standing collaborative relationships that have enabled us to compound our investors’ capital at over 13% net of fees since 2013. Brightcove possesses all the components of a successful company: industry-leading products and technologies, a highly recognizable brand, and dedicated employees. At Brightcove, we have been working constructively as long-term stockholders since April 2013, first as an outside stockholder and then as a stockholder director for the last two years,” said Chet Kapoor, Portfolio Manager and Managing Partner of Tenzing Global. “Our ideas were met with resistance from a Board that was unwilling to hold the CEO accountable for poor corporate performance. Last week, I was surprised to learn of the sudden weakness at Brightcove subsequent to my resignation from the Board. David Mendels’ recent confidence was yet again clearly misplaced. We strongly believe Brightcove can achieve its full potential under a new CEO and a reconstituted Board.”

Consistent Poor Execution under David Mendels’ Stewardship

The Company delivered extremely disappointing results for its fiscal year 2017 first quarter on May 4, 2017. The Company significantly revised downward its full year guidance at the mid-point for total revenue from $165 million to $153 million, and alarmingly, non-GAAP operating margin from +3% to -5%, and its Non-GAAP earnings per share from +$0.11 to -$0.24. To put those results into a 5-year perspective, the Company presented a target of long-term operating margins of +20% in its 2013 Analyst Day.

	Fiscal Year 2017 Guidance ($ in millions, except per share data)						Downward
	As given February 16, 2017			As given May 4, 2017			Revision %
			Implied			Implied	from
Metrics	Low	High	Mid-point	Low	High	Mid-point	2/16/17 to 5/4/17
Revenue	$163.0	$167.0	$165.0	$151.0	$155.0	$153.0	-7.3%
Non-GAAP operating income	$3.5	$6.0	$4.8	$(9.0)	$(6.0)	$(7.5)	-257.9%
Non-GAAP operating margin (implied)	2.1%	3.7%	2.9%	-5.8%	-4.0%	-4.9%
Non-GAAP earnings per share	$0.07	$0.14	$0.11	$(0.28)	$(0.19)	$(0.24)	-323.8%

During David Mendels’ tenure as CEO, the Company has repeatedly lowered expectations. and reset Wall Street expectations. In addition to the mis-execution this quarter, other serious missteps by the CEO include the overpriced and margin-dilutive acquisition of Unicorn Media in early 2014, the loss of its largest customer Rovio in mid-2014, and the expectation of a greater than 90% reduction of revenue from its largest customer in early 2017. Notably, the CEO has clung to a dual business unit structure that suppresses corporate profitability.

We are not alone in our lack of confidence in the leadership:

Sameet Sinha (B. Riley, 5/5/17)

“With such a downdraft, the stock trades at 1.0x 2018 revenue, but we choose to downgrade after the fact as we call into question management credibility…The sudden reduction of contract values resets prior expectations laid out in Q1 of Q/Q improvement throughout the year. Management spoke about resumption of double digit revenue growth in FY18 after a four quarter digestion period, but we have very little confidence in this.”

We are also not alone in seeing opportunities for the Company with a different strategy than that set by leadership:

Tom Roderick (Stifel, 5/4/17)

“We see Brightcove as still the best player in a crowded market, and we further see the potential for external shareholder pressures to push Brightcove into the arms of a strategic or financial buyer, or to push the company toward a more profitable model.”

Underperformance of Brightcove’s Stock Price

Over the last five years, the Company’s stock price return of -65% has significantly underperformed the S&P 500 and the Russell 2000. In addition, since its Initial Public Offering, Brightcove’s stock has returned -45% to stockholders.

5-Year Stock Price Performance as of May 5, 2017 (post-fiscal year 2017 first quarter earnings):

•	Brightcove: -65%
•	S&P 500: +75%
•	Russell 2000: +76%

CEO Pay NOT Aligned with Stockholders

Equally troubling, the Board has failed to align CEO compensation with that of the Company’s stockholders. The Company’s CEO has received nearly $3 million in cash compensation since 2012. The Company’s CEO annual total cash compensation and bonus compensation have increased 112% and 226%, respectively, over a 5-year period versus Brightcove’s 5-year stock price returns of -65%. Inconsistent with the Company’s 5-year stock price performance of -65%, the Board has determined that in four of the last five years, the Company’s CEO has achieved over 100% of his annual target. This disconnect raises a red-flag regarding not only pay for performance, but also the absence of true economic alignment with the stockholders and a Board unwilling to hold the CEO accountable.

	Cash Compensation (as given by proxy)					Equity Compensation (as given by proxy)
	Bonus Compensation
			Achievement
Year	Base Salary	Bonus Target % of Base	(As Determined by Board)	Total Bonus Compensation	Total Cash Compensation	Option Awards	Stock Awards	Total Equity Awards	Total Compensation
2012	$250,000	35%	131.0%	$114,669	$364,669		$903,500	$903,500	$1,268,169
2013	$325,000	50%	150.0%	$243,750	$568,750		$846,029	$846,029	$1,414,779
2014	$325,000	58%	110.4%	$206,290	$531,290	$579,125	$385,200	$964,325	$1,495,615
2015	$400,000	70%	90.1%	$252,406	$652,406	$132,170	$95,250	$227,420	$879,826
2016	$400,000	70%	133.3%	$373,180	$773,180	$149,524		$149,524	$922,704
Cumulative	$1,700,000			$1,190,295	$2,890,295	$860,819	$2,229,979	$3,090,798	$5,981,093

We recommend the following courses of action for Brightcove:

•	Call for the immediate resignation of David Mendels and begin a search for a new external candidate for CEO. Tenzing Global already has a few qualified candidates in mind.
•	Immediately reconstitute the Board to remove legacy directors, restore independence and restore stockholder representation. Time is of the essence and we believe this business cannot survive yet another year of mismanagement.
•	Put into place cost rationalization measures to rapidly achieve the long-term profitability targets that were presented at the 2013 Analyst Day. We also propose immediately engaging the premier cost consultants we proposed to the Board to rightsize the cost structure, evaluate the dual business unit structure, the significant annual spend on travel, and the overall bloated cost structure of the organization. Significantly reducing the Company’s cost structure will generate much needed profit and ease the burden of required bookings growth.
•	With the continued and significant decline in the share price, we recognize that now is not a good time to sell the Company. However, without implementation of the immediate actions we suggest, we believe stockholder value will continue to decline under the failing stewardship of this Board and its protected CEO. The technology M&A environment is robust, and interest rates remain close to historic lows, with capital readily available. From the Company’s historical proxy statements, 14 of the company’s reported Software-as-a-Service industry peers have been acquired by strategic or financial buyers.

Given Tenzing Global’s lack of confidence in the Company’s CEO and the Board’s ability to represent the interest of stockholders, it plans on voting against directors Mendels and Harrar at the 2017 Annual Meeting.

Even if you have previously executed a proxy card in support of directors Mendels and Harrar, you can still change your vote by voting again on the Company’s Proxy Card to “WITHHOLD ALL” and reject the re-election of directors Mendels and Harrar. Only your latest dated proxy will be counted.

Tenzing Global looks forward to continuing discussions with our fellow stockholders and we encourage you to contact Chet Kapoor or Asher Qureshi at (415) 645-2400.

About Tenzing Global Management

Tenzing Global Management, LLC is an independent investment firm founded in 2011 based in San Francisco.

Contact Details

Chet Kapoor & Asher Qureshi
Tenzing Global Management, LLC
(415) 645-2400

PLEASE NOTE: Tenzing Global is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Tenzing Global Management, LLC (“Tenzing Global”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Tenzing Global.

PLEASE NOTE: Tenzing Global is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.